Exhibit 99.9

PROCEDURES FOR SUBMITTING TENDER INSTRUCTIONS

FOR VIACOM STOCK HELD IN THE

BLOCKBUSTER INVESTMENT PLAN (THE “401(K) PLAN”)

The exchange offer that is described in the enclosed Prospectus-Offer to Exchange is the mechanism by which Viacom Inc. (“Viacom”) plans to divest its ownership in Blockbuster Inc. (“Blockbuster”). The exchange offer allows Viacom stockholders to tender shares of Viacom Class A and/or Class B common stock (“Viacom Stock”) in exchange for a combination of shares of Blockbuster Class A and Class B common stock (“Blockbuster Stock”) owned by Viacom.

Participation in the exchange offer is completely voluntary on the part of Viacom stockholders. As a holder of Viacom Stock through your account in the 401(k) Plan1, you are entitled to direct Putnam Fiduciary Trust Company (“Putnam”), the trustee of the 401(k) Plan, to tender some, all or none of the shares of Viacom Stock that are held in your 401(k) Plan account in exchange for shares of Blockbuster Stock. Putnam will not tender any of the shares of Viacom Stock that are held in your 401(k) Plan account if you do not instruct them to do so by following the procedures described in these materials. Your participation in the exchange offer will not affect your ongoing investment elections for your 401(k) Plan account (including any ongoing contributions to the Viacom Stock Fund).

This document describes the special rules that apply only to participants who hold Viacom Stock in their 401(k) Plan accounts. The term “participants” refers to current and former employees, alternate payees, and beneficiaries of deceased participants who have an account balance in the 401(k) Plan. In addition to this document, the following documents are included in this package: a Prospectus-Offer to Exchange dated September 8, 2004, the related Letter of Transmittal, a Letter from Putnam and the Instructions to Tender. These documents contain important information about the exchange offer, including the number of each class of shares of Blockbuster Stock you may receive for each share of Viacom Stock tendered and the terms and conditions of the exchange offer. You are strongly encouraged to read these documents carefully before deciding whether to submit tender instructions for the shares of Viacom Stock that are held in your 401(k) Plan account. You also may want to consult your tax and/or investment advisor before making a final decision.

This document is not designed to encourage you to submit or refrain from submitting tender instructions for the shares of Viacom Stock that are held in your 401(k) Plan account. None of Blockbuster, Viacom, their respective Boards of Directors, Putnam, Mellon Investor Services LLC (“MIS”), or any of the 401(k) Plan fiduciaries is making any recommendation regarding whether you should submit or refrain from submitting tender instructions for the shares of Viacom Stock that are held in your 401(k) Plan account.

[1]	If you also participate in the Blockbuster Excess Investment Plan, your account in that plan will be adjusted to correspond with the shares of Viacom Stock that are actually tendered from your account in the Blockbuster Investment Plan.

At the direction of the Retirement Committee for the 401(k) Plan, Putnam has engaged MIS to receive and tabulate tender instructions received from 401(k) Plan participants. If you have any questions about the tender of shares of Viacom Stock held in your 401(k) Plan account, please call MIS at (877) 698-6865 (toll-free) in the United States or (201) 373-5156 (collect) elsewhere, Monday through Friday 9:00 a.m. to 5:30 p.m., New York City time. MIS cannot advise you in making your decision whether or not to submit tender instructions. If you decide to submit tender instructions for shares of Viacom Stock that are held in your 401(k) Plan account, you must submit your tender instructions to MIS, which will process them on Putnam’s behalf.

If you have any general questions about the exchange offer, please call the Information Agent, MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) in the United States or (212) 929-5500 (collect) elsewhere.

1.	You must submit separate tender instructions for the shares of Viacom Class A common stock and Viacom Class B common stock that are held in your 401(k) Plan account.

You may hold both Viacom Class A common stock and Class B common stock in your 401(k) Plan account. If this is the case and you want to participate in the exchange offer, you must choose whether you would like to tender shares of Viacom Class A common stock and/or Class B common stock and submit separate tender instructions for each class you elect to tender. You will receive a separate Instructions to Tender form for each class you hold in your 401(k) Plan account. The procedures for submitting your tender instructions to MIS, as described in this document and the Letter from Putnam, are the same for both classes of Viacom Stock.

2.	The deadline for MIS to receive your tender instructions for each class of shares of Viacom Stock that are held in your 401(k) Plan account in the exchange offer is 12:00 midnight, New York City time, on October 1, 2004, unless the exchange offer is extended by Viacom.

The Letter from Putnam describes your options for instructing Putnam to tender the shares of Viacom Stock held in your 401(k) Plan account in the exchange offer. The deadline for MIS to receive your tender instructions (and for you to withdraw your tender instructions and, if you wish, submit new tender instructions) is 12:00 midnight, New York City time, on October 1, 2004, unless the exchange offer is extended by Viacom, in which case, the deadline for MIS to receive your tender instructions will also be extended as set forth in Section 9.

For administrative purposes, the deadline for MIS to receive your tender instructions for shares of Viacom Stock held in your 401(k) Plan account in the exchange offer is two business days earlier than the deadline to tender shares of Viacom Stock not held in the 401(k) Plan.

MIS and Putnam will determine all questions as to the form and validity (including time of receipt) of all tender instructions, in their sole discretion, and their decisions shall be final and binding.

3.	If you choose to participate in the exchange offer, you must specify in your tender instructions either the exact number of shares of Viacom Stock to be tendered or elect to tender “all” of your shares.

The number of shares of Viacom Stock in each class that you elect to tender must be stated as a specific number of shares (which can include a fractional share) or as “all” of the shares of Viacom Stock held in your 401(k) Plan account. You may not express your tender instructions as a percentage or as a dollar amount.

If your tender instructions indicate that “all” of your shares of Viacom Stock in a specific class should be tendered, any additional shares of Viacom Stock of that class that are added to your 401(k) Plan account after the beginning of the exchange offer will also be tendered on your behalf. Additionally, if you do not indicate the number of shares to be tendered, then all of the shares of Viacom Stock in that class that are held in your 401(k) Plan account as of the deadline for MIS to receive your tender instructions will be tendered on your behalf.

4.	Certain rules apply if the number of shares of Viacom Stock held in your 401(k) Plan account decreases or increases after you submit your tender instructions.

Between the time you submit your tender instructions and October 1, 2004, the deadline for MIS to receive your tender instructions, the number of shares of Viacom Stock held in your 401(k) Plan account may change (for example, through fund transfers or allocations of new contributions).

For each class of shares of Viacom Stock—if the number of shares of Viacom Stock in that class that are held in your 401(k) Plan account on October 1, 2004 is less than the number of shares you instruct to be tendered, the lower number of shares will be submitted for tender in the exchange offer.

For each class of shares of Viacom Stock—if the number of shares of Viacom Stock in that class that are held in your 401(k) Plan account on October 1, 2004 is greater than the number of shares you instruct to be tendered, the number of shares to be tendered will be determined as follows:

•	If you indicated in your tender instructions that “all” of the shares of Viacom Stock held in your 401(k) Plan account should be tendered, any additional shares credited to your 401(k) Plan account after you submit your tender instructions will be tendered.

•	If you indicated in your tender instructions that a specific number of shares of Viacom Stock should be tendered but did not indicate that “all” of the shares of Viacom Stock held in your 401(k) Plan account should be tendered, only the specific number of shares will be tendered. If you want to have these additional shares of Viacom Stock tendered, you must withdraw your previously submitted tender instructions and submit new tender instructions to MIS following the procedure set forth in Section 7 below.

If the exchange offer is extended by Viacom, the number of shares of each class of Viacom Stock held in your 401(k) Plan account for purposes of this Section 4 will be determined as of the extended deadline for MIS to receive your tender instructions as set forth in Section 9.

5.	You may provide your tender instructions to MIS even if your 401(k) Plan account is not 100% vested.

All participants in the 401(k) Plan who were employed by Blockbuster on or after January 1, 2001 have a 100% vested interest in their 401(k) Plan account. Some participants whose employment with Blockbuster terminated before January 1, 2001 may have a partially vested interest in their 401(k) Plan account based on their length of service with Blockbuster. You may submit tender instructions to MIS even if your 401(k) Plan account is not 100% vested. Your vesting percentage in your 401(k) Plan account will apply to any shares of Blockbuster Stock that are credited to your 401(k) Plan account as a result of the exchange offer.

6.	You may provide tender instructions to MIS for shares of Viacom Stock that were purchased with any contributions to your 401(k) Plan account.

All shares of Viacom Stock that are held in your 401(k) Plan account are eligible to be tendered in the exchange offer. If you submit tender instructions for some, but not all, of the shares of Viacom Stock that are held in your 401(k) Plan account, shares will be tendered, within each class, from the shares that are held in your 401(k) Plan account in the following order of priority: first from Rollover Contributions, then from After-Tax Contributions, then from After-Tax Rollover Contributions, then from 401(k) Contributions, and finally from Matching Contributions.

7.	You may withdraw or change your tender instructions at any time prior to the deadline.

You may withdraw or change your tender instructions at any time so long as the notice of withdrawal (and, if applicable, new tender instructions) are received by MIS prior to 12:00 midnight, New York City time, on October 1, 2004. To do so, you must revoke your previously submitted tender instructions by sending a written notice of withdrawal to MIS at Mellon Investor Services LLC, Attn: Reorganization Department, P.O. Box 3301, South Hackensack, NJ 07606 or by fax to (201) 296-4293. The notice of withdrawal must include your name, address, one or more 9-digit Personal Identification Numbers (PIN) (found on the Instructions to Tender form(s)) that correspond to the class(es) of Viacom Stock you want to withdraw from the exchange offer, and instructions to withdraw your previously submitted tender instructions. Since you may hold both Viacom Class A common stock and Class B common stock in your 401(k) Plan account, you will need to provide withdrawal instructions for each class of Viacom Stock you want to withdraw by using the appropriate PINs. If you choose to withdraw, then all of the shares of Viacom Stock of the class that corresponds to the PIN(s) on your notice of withdrawal will be withdrawn. If you do not provide a PIN number on your notice of withdrawal, then all of the shares you instructed to be tendered (regardless of class) will be withdrawn from the exchange offer. If you then want to submit new tender instructions, you may request a new Instructions to Tender form by calling MIS at (877) 698-6865 (toll-free) in the United States or (201) 373-5156 (collect) elsewhere or you may log on to the MIS website at https://www.corporate-action.net/viacom using the 9-digit PIN found on the Instructions to Tender form(s) and submit your new tender instructions online.

BEFORE YOU SUBMIT NEW TENDER INSTRUCTIONS, YOU MUST REVOKE YOUR PREVIOUSLY SUBMITTED TENDER INSTRUCTIONS BY SENDING A WRITTEN NOTICE OF WITHDRAWAL TO MIS. DO NOT TENDER MULTIPLE TIMES WITHOUT VALIDLY WITHDRAWING YOUR PRIOR TENDER INSTRUCTIONS. FOR EACH CLASS OF SHARES OF VIACOM STOCK HELD IN YOUR 401(K) PLAN ACCOUNT, THE FIRST TENDER INSTRUCTIONS PROPERLY SUBMITTED (AND NOT VALIDLY WITHDRAWN) AND RECEIVED BY MIS PRIOR TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 1, 2004 (OR, IN THE EVENT OF AN EXTENSION, THE DATE DETERMINED AS SET FORTH IN SECTION 9) WILL BE THE TENDER INSTRUCTIONS RECOGNIZED BY MIS AND PUTNAM.

If the exchange offer is extended by Viacom, you will again be able to withdraw and change your tender instructions until 12:00 midnight, New York City time, two business days prior to the expiration of the exchange offer as publicly announced by Viacom (e.g., 12:00 midnight, New York City time on the 8th business day assuming a 10 business day extension). You may also submit new tender instructions until that deadline.

MIS and Putnam will determine all questions as to the form and validity (including time of receipt) of any notice of withdrawal and any new tender instructions, in their sole discretion, and their decisions shall be final and binding.

8.	Shares of Viacom Stock tendered in the exchange offer will be withdrawn from your 401(k) Plan account for tender in the exchange offer.

The shares of Viacom Stock held in your 401(k) Plan account that you instruct to be tendered in the exchange offer will be withdrawn from your 401(k) Plan account for tender in the exchange offer (and will be unavailable for 401(k) Plan transactions) as of 12:00 midnight, New York City time, on October 1, 2004 (or, in the event of an extension, the date determined as set forth in Section 9). The shares of Viacom Stock held in your 401(k) Plan account that you do not instruct to be tendered will not be withdrawn from your 401(k) Plan account, and you will be able to perform 401(k) Plan transactions with respect to the untendered shares of Viacom Stock (as well as your other holdings in your 401(k) Plan account) as you do now in accordance with the terms of the 401(k) Plan.

9.	Viacom may extend the exchange offer in its sole discretion.

Viacom may elect to extend the exchange offer for any reason by issuing a press release or other public announcement by 9:00 a.m., New York City time, the morning after the original expiration date for the exchange offer. If the exchange offer is extended, the deadline for MIS to receive your tender instructions for shares of Viacom Stock held in your 401(k) Plan account will also be extended. The new deadline for MIS to receive your tender instructions will be 12:00 midnight, New York City time, two business days prior to the extended expiration of the exchange offer as publicly announced by Viacom (e.g. 12:00 midnight, New York City time, on the 8th business day assuming a 10 business day extension) (the “New Deadline”).

In the event of an extension, the shares of Viacom Stock withdrawn from your 401(k) Plan account as specified in your tender instructions will be returned to your 401(k) Plan account promptly after the announcement of the extension. You will then be able to withdraw or change your tender instructions as set forth in Section 7 until the New Deadline. If you do not want to withdraw or change your tender instructions, you do not need to do anything during the extension period. Any shares of Viacom Stock that you have instructed to be tendered as of the New Deadline will be withdrawn from your 401(k) Plan account on the New Deadline for tender in the exchange offer and will be unavailable for 401(k) Plan transactions. Please review the Prospectus-Offer to Exchange for more information on extensions, terminations or amendments of the exchange offer by Viacom.

10.	The shares of Viacom Stock that you instruct to be tendered may not be accepted by Viacom for exchange in certain circumstances.

The exchange offer is for up to an aggregate of 27,961,165 shares of Viacom Stock. If more shares of Viacom Stock are tendered in the exchange offer, the shares of Viacom Stock that are tendered will be accepted for exchange on a pro rata basis.

On the other hand, Viacom does not have to complete the exchange offer unless at least 16,776,699 shares of Viacom Stock are tendered. If the exchange offer is undersubscribed, or if other conditions for completion of the exchange offer that are described in the Prospectus-Offer to Exchange are not met prior to the expiration of the exchange offer, Viacom will not be required to accept any tendered shares.

Any shares of Viacom Stock that are withdrawn from your 401(k) Plan account as specified in your tender instructions, but that are not accepted for exchange due to proration or non-completion of the exchange offer by Viacom, will be returned to your 401(k) Plan account within 24 hours of Putnam receiving notice of such proration or non-completion.

11.	The shares of Blockbuster Stock received in the exchange offer will be credited to your 401(k) Plan account as soon as practicable after the expiration of the exchange offer.

As with all stockholders who tender shares of Viacom Stock in the exchange offer, it is anticipated that Putnam will receive the shares of Blockbuster Stock in settlement of the tendered shares of Viacom Stock as soon as practicable (approximately 5-7 business days) after the expiration of the exchange offer. Putnam will credit the appropriate number of each class of shares of Blockbuster Stock to your 401(k) Plan account within 24 hours after receiving the shares. Depending on the number of each class of shares of Viacom Stock you instruct to be tendered (and which are accepted) in the exchange offer, you may receive fractional shares of either or both classes of shares of Blockbuster Stock in your 401(k) Plan account.

You will be able to determine your new share balances by contacting Putnam after the completion of the exchange offer. Information about your 401(k) Plan account, including the number of shares of each class of Viacom Stock tendered and the number and class of shares of Blockbuster Stock received in exchange, will be available online at www.ibenefitcenter.com or by calling Putnam at (800) 216-4717. In addition, your quarterly 401(k) Plan statement from Putnam will show the changes to your 401(k) Plan account that result from your tender instructions. In addition, Putnam will notify you once the exchange offer is complete.

12.	You will be free to sell the Blockbuster Stock credited to your 401(k) Plan account unless you have previously been notified by Blockbuster that you are subject to other restrictions.

The shares of Blockbuster Stock that are credited to your 401(k) Plan account as a result of the exchange offer will be held in the Blockbuster Class A Stock Fund and the Blockbuster Class B Stock Fund that Blockbuster maintains as investment choices for the 401(k) Plan. Unless you have previously been notified by Blockbuster that you are subject to other restrictions (such as preclearance requirements), you will be free to direct Putnam to sell the shares of Blockbuster Stock held in these funds, subject to the terms and conditions of the 401(k) Plan, and transfer the proceeds to other investment choices available in the 401(k) Plan. Sales of shares of Blockbuster Stock that are credited to your 401(k) Plan account as a result of the exchange offer will be subject to the same rules and fees that apply to sales of shares of other Blockbuster Stock held in the 401(k) Plan.

13.	You may continue to hold shares of Viacom Stock in your 401(k) Plan account after the exchange offer is complete.

There currently is no limit on the amount of time that shares of Viacom Stock may be held in your 401(k) Plan account after the exchange offer if you do not submit instructions to tender “all” of your shares of Viacom Stock. The Investments Committee for the 401(k) Plan periodically reviews the 401(k) Plan’s investment choices and may change the investment choices from time to time. The Investments Committee will notify you prior to any change to the investment choices.

Your decision to submit or refrain from submitting tender instructions will not affect your 401(k) Plan investment election for new contributions. Even if some or all of the shares of Viacom Stock that are held in your 401(k) Plan are tendered in the exchange offer, you will continue to have shares of Viacom Stock purchased for your 401(k) Plan account from your future contributions and loan repayments if your investment direction includes the Viacom Stock Fund as one of your investment choices. You may change your investment choices in accordance with the rules of the 401(k) Plan.2

14.	The tax treatment of any shares of Blockbuster Stock credited to your 401(k) Plan account as a result of the exchange will generally be the same as the tax treatment of the shares of Viacom Stock that are tendered and accepted in the exchange offer.

You will not be subject to federal income tax when you tender any of the shares of Viacom Stock from your account in the 401(k) Plan or when the shares of Blockbuster Stock are credited to your 401(k) Plan account. Any shares of Blockbuster Stock credited to your 401(k) Plan account as a result of the exchange offer will generally have the same income tax treatment as shares of Viacom Stock. Generally, shares of Viacom Stock are treated the following way: When you become eligible to receive a distribution from your 401(k) Plan account, you may elect to receive the shares of Viacom Stock that are held in your 401(k) Plan account “in kind.” In other words, you can receive the actual shares of Viacom Stock in lieu of the cash value of that stock. The distribution of Viacom Class A or Class B common stock from the 401(k) Plan may be subject to special tax rules. In general, your tax basis in the shares of Viacom Stock held in your 401(k) Plan is the “cost” of the shares at the time the shares were contributed or transferred into your 401(k) Plan account. Any increase in the fair market value of the shares of Viacom Stock over the tax basis of that stock (the “net unrealized appreciation”) is not taxable while the shares of Viacom Stock are held in your 401(k) Plan account. If you receive a distribution of shares of Viacom Stock, the net unrealized appreciation at the time of the distribution is generally not taxed until the stock is subsequently sold. If you submit

[2]	The 401(k) Plan is intended to constitute a “Section 404(c) plan” under the Employee Retirement Income Security Act of 1974, as amended, and Title 29 of the Code of Federal Regulations section 2550.404c-1. This means that 401(k) Plan participants have the responsibility to decide how to invest their Plan accounts among the investment choices that are available under the 401(k) Plan. Because 401(k) Plan participants make their own investment decisions, the fiduciaries of the 401(k) Plan are not liable for losses that result from participants’ exercise of investment control.

instructions to tender any of your shares of Viacom Stock in the exchange offer, your tax basis in the shares of Viacom Stock will be transferred to the shares of Blockbuster Stock that are credited to your 401(k) Plan account in the exchange and any net unrealized appreciation will be unaffected by the exchange.

15.	You may request additional information about your 401(k) Plan account by contacting Putnam. You may request additional information about the exchange offer by contacting MIS or the Information Agent.

If you have any questions about your 401(k) Plan account, please call Putnam at (800) 216-4717, Monday through Friday 8:00 a.m. to 10:00 p.m., New York City time.

If you have any questions about the exchange offer, please call MIS at (877) 698-6865 (toll-free) in the United States or (201) 373-5156 (collect) elsewhere, Monday through Friday 9:00 a.m. to 5:30 p.m., New York City time.

In addition, you may call the Information Agent, MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) in the United States or (212) 929-5500 (collect) elsewhere.

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